MasterBrand, Inc.

3300 Enterprise Parkway, Suite 300

Beachwood, Ohio 44122

(877) 622-4782

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

September 23, 2025

Re:	MasterBrand, Inc.
Registration Statement on Form S-4
File No. 333-290071

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MasterBrand, Inc. (the “Company”) respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-290071), as amended (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m., Eastern time, on September 25, 2025, or as soon as practicable thereafter.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to Marie L. Gibson at (212) 735-3207 or June S. Dipchand at (212) 735-2072, with such effectiveness to also be confirmed in writing to Marie.Gibson@skadden.com or June.Dipchand@skadden.com.

* * *

Sincerely, MasterBrand, Inc.

/s/ Andrean R. Horton
Andrean R. Horton
Executive Vice President, Chief Legal Officer and Secretary

cc:	Marie L. Gibson, Skadden, Arps, Slate, Meagher & Flom LLP
June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP